FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Press release dated April 5, 2006, regarding organic growth in revenues: 5.5% for the first half of fiscal 2006.

2

Item 1

P R E S S R E L E A S E . . .

Organic growth in revenues:
5.5% for the first half of fiscal 2006
  Strong growth in Healthcare and Seniors of 8.2%
  A dynamic Service Vouchers and Cards activity with growth of 16.8%
  Total organic growth in revenues of 10.9%

Paris, April 5, 2006. SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), the leading global provider of food and management services, today announced revenues for the first half of fiscal 2006, which ended on February 28, 2006.

Revenues by Activity

(in IFRS)

In millions of euro	First half 2005-2006	First half 2004-2005	Organic growth(1)	Currency impact(2)	Acquisitions	Total change

Food and	5,765	6,371	5.2%	5.3%	-	10.5%
Management Services:
• North America	2,586	2,919	4.0%	8.9%	-	12.9%
• Continental Europe	1,984	2,111	6.3%	-	0.1%	6.4%
• United Kingdom and Ireland	640	663	2.1%	1.5%	-	3.6%
• Rest of the World	555	678	10.6%	11.6%	-	22.2%

Service Vouchers and Cards	140	178	16.8%	10.2%	0.2%	27.2%

Elimination of intercompany sales	-3	-3

TOTAL	5,902	6,546	5.5%	5.4%	0.1%	10.9%

(1)   Organic growth reflects the increase in revenues at constant consolidation scope and exchange rates.
(2)   In the above table and going forward, the currency impact is determined by applying the average rate for the prior period to the current period revenues.

For the first half of fiscal 2006, growth in revenues was 10.9%, with organic growth of 5.5%. The strengthening of the U.S. dollar by 8.2% as compared to the euro during the first six months of the fiscal year resulted in a favorable exchange rate effect of 5.4%.

Michel Landel, CEO of SODEXHO ALLIANCE, said: “Organic growth in the first half validates the actions undertaken over the last year such as ‘Clients for Life®’ as well as marketing efforts to increase sales on existing sites. Organic growth in the second half could be lower. We continue to focus our efforts on improving our operational efficiency and our competitiveness, in line with our strategy.”

Page 1 / 8

P R E S S R E L E A S E . . .

Analysis of organic revenue growth

(See Table in Annex 2 and a selection of new clients in Annex 3)

Food and Management Services

•	North America: 4.0% led driven by strong performance in Healthcare and Seniors

•	Continental Europe: accelerating to 6.3%

•	United Kingdom and Ireland: 2.1%, confirming the return to positive growth

•	Rest of the World: continuing strong development at 10.6%

In North America, revenues in Business and Industry grew by 1.8% as a result of the combination of several positive factors, including a better adaptation of our service offerings to the needs of our customers and strength in catering activities over the year end holiday period. These factors significantly offset the effects of staff reductions at certain of our large clients.

In Defense, Sodexho teams continue to tailor services to the changing needs of the U.S. Marines Corps in the United States. This close partnership over several years has contributed to constructive dialogue with this client regarding contractual modifications pursuant to federal regulation.

The excellent organic growth of nearly 7% in the Healthcare and Seniors segments was led by the opening of contracts signed last year. In addition, revenues on existing sites benefited from the expansion of our range of services.

The increase in Education was close to 3%. By consistently seeking solutions most adapted to the expectations of clients and customers, teams were able to increase sales on existing sites in both universities and schools, in line with the Group’s focus on accelerating organic growth. However, performance was less robust in the public schools market, where the conditions for renewing certain contracts proposed at the end of the prior fiscal year did not meet the Group’s standards for pursuing profitable growth.

In Continental Europe, growth in revenues in the Business and Industry segment was 7.1% and benefited from the signing of new contracts, notably in Central Europe, Spain and Germany as well as strong development in leisure and tourist activities in the Paris area. The ramping up of services in new correctional facilities resulting from Public/Private Partnership arrangements in France also contributed strongly. However, the business climate in Western Europe remains challenged by client staff reductions and site closures.

Revenues increased by 7.7% in Healthcare and Seniors, driven by the opening of several large contracts signed during the prior fiscal year. In addition, the retention rate improved and service offerings continued to expand.

The desire to remain selective, in particular in the public sector, explains the lower revenue growth in Education (+2.2%).

In the United Kingdom and Ireland, Business and Industry segment revenues have returned to positive growth in the first half of the year as a result of activity in

Page 2 / 8

P R E S S R E L E A S E . . .

Correctional Facilities and Defense. Several important contracts signed during the first half confirm Sodexho’s leadership position in the Defense market.

Increased activity on several PFI contracts signed in prior years contributed to the growth of nearly 20% in Healthcare and Seniors.

Over 50% of revenues in the Defense, Healthcare and Correctional Facilities segments in the United Kingdom and Ireland are from Facility Management.

In the Rest of the World, organic growth reached 10.6%.

In Latin America, improved client retention and development in the mining sector and in Healthcare led to an acceleration of organic growth, both in food service and in Facility Management.

The Remote Sites activity remains strong in the oil and gas sectors despite the impact of the hurricanes in the Gulf of Mexico at the beginning of the fiscal year.

In China, the Group continues to expand at a heightened pace while in Australia, Facilities Management services are progressing.

Service Vouchers and Cards

Organic growth of 16.8%

Organic growth in revenues reached 16.8%, a significant increase as compared to the first half of fiscal 2005. This growth resulted from strong issuance volume of 3.2 billion euro which rose by 15.9% (excluding the effects of consolidation scope and exchange rates).

Growth in traditional services such as Restaurant Pass and Food Pass explained the increase, along with strong demand for Gift Pass during the year end holiday period.

Lastly, we continued to innovate, with the creation of new services such as:

  Childcare vouchers in the United Kingdom, where we were named “Childcare Voucher Provider of the Year for 2006” by the British publication “Employer Rewards and Benefits”.

  In Chile, with the Pass Fosis, which facilitates the creation of businesses by the unemployed.
♦	Contacts
Press: William Mengebier Tel: + 33 (1) 30 85 74 18 – Fax: + 33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com
Nathalie Solimena Tel.: + 33 (1) 30 85 73 29 – Fax: + 33 (1) 30 85 50 10 E-mail: nathalie.solimena@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda Tel: + 33 (1) 30 85 72 03 – Fax + 33 (1) 30 85 50 88 E-mail: jean-jacques.vironda@sodexhoalliance.com

Page 3 / 8

P R E S S R E L E A S E . . .

♦	Conference call

SODEXHO ALLIANCE will hold a conference call today to discuss first half revenues for fiscal 2006. The call will begin at 8:30 am (Paris time). The call-in access number is + 33 1 72 28 01 50. A slideshow presentation will be available by clicking on the link www.sodexho.com, under the “latest news” section, beginning at 7:00 a.m. To access the replay of the conference call, please dial + 33 1 72 28 01 49 and enter the code: 179059#.

♦	Financial communication calendar

♦	First-half fiscal 2006 results

The press release for first-half fiscal 2006 results will be published on May 11. Presentations for analysts and journalists will be held the same day, at Etoile-St-Honoré, 23, rue Balzac, 75008 Paris.

♦	First nine months fiscal 2006 revenues

Wednesday, July 5, 2006, conference call.

The above dates are provided for information only and are subject to change.

♦	About SODEXHO ALLIANCE

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Management services, with more than 324,000 employees on 26,700 sites in 76 countries. For Fiscal 2005, which closed August 31, 2005, SODEXHO ALLIANCE had sales of 11.7 billion euros. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 6.3 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated', 'project ', 'plan' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring fter that date. You are cautioned not to place undue reliance on our forward-looking statements.

Page 4 / 8

P R E S S R E L E A S E . . .

Annex 1:

Comparison of Consolidated Revenues

In thousands of euro

2004/2005 as published	2004/2005 ifrs gaap new presentation	2005/2006

FIRST QUARTER (Sept. to Nov.)
• Food and management services
- North America	1 403 189	1 403 189	1 527 658
- Continental Europe	1 018 804	1 019 724	1 076 643
- United Kingdom and Ireland	324 287	324 287	332 971
- Rest of World	278 114	280 223	340 191
• Service Vouchers and Cards	61 123	64 492	82 525
• Elimination of intragroup Revenues	0	-1 344	-1 758

	3 085 517	3 090 571	3 358 230

SECOND QUARTER (Dec. to Feb.)
• Food and management services
- North America	1 182 564	1 182 564	1 390 868
- Continental Europe	962 463	963 923	1 034 727
- United Kingdom and Ireland	315 760	315 760	330 433
- Rest of World	274 258	274 542	337 770
• Service Vouchers and Cards	70 193	75 722	95 812
• Elimination of intragroup Revenues	0	-1 385	-1 524

	2 805 238	2 811 126	3 188 086

TOTAL SIX MONTHS

				% Variations

				at current exchange rates	at constant exchange rates
• Food and management services
- North America	2 585 753	2 585 753	2 918 526	12,9%	4,0%
- Continental Europe	1 981 267	1 983 647	2 111 370	6,4%	6,5%
- United Kingdom and Ireland	640 047	640 047	663 404	3,6%	2,1%
- Rest of World	552 372	554 765	677 961	22,2%	10,6%
• Service Vouchers and Cards	131 316	140 214	178 337	27,2%	16,9%
• Elimination of intragroup Revenues	0	-2 729	-3 282

TOTAL	5 890 755	5 901 697	6 546 316	10,9%	5,5%

Growth breakdown:

- Organic growth:	5.5%
- Acquisitions (*):	0.0%
- Currency effect:	5.4%

(*) net of divestitures
(**) going forward, the exchange rate variation is determined by applying the average rates for the prior period to the revenues of the current period.

Page 5 / 8

P R E S S R E L E A S E . . .

Annex 2: Food and management services revenues by segment

Consolidated Group

In millions of euro	First half fiscal 2005	First half fiscal 2006	Organic growth(1)

• Business and Industry	2,743	3,008	5.2%
• Healthcare	1,418	1,619	8.2%
• Education	1,604	1,744	2.4%

TOTAL	5,765	6,371	5.2%

North America

In millions of euro	First half fiscal 2005	First half fiscal 2006	Organic growth(1)

• Business and Industry	0, 611	0, 677	1.8%
• Healthcare	0, 859	0, 997	6.9%
• Education	1,116	1,245	2.9%

TOTAL	2,586	2,919	4.0%

Continental Europe

In millions of euro	First half fiscal 2005	First half fiscal 2006	Organic growth(1)

• Business and Industry	1,154	1,239	7.1%
• Healthcare	0, 446	0, 481	7.7%
• Education	0, 384	0, 391	2.2%

TOTAL	1,984	2,111	6.3%

United Kingdom and Ireland

In millions of euro	First half fiscal 2005	First half fiscal 2006	Organic growth(1)

• Business and Industry	467	476	0.4%
• Healthcare	088	106	19.5%
• Education	085	081	-6.5%

TOTAL	640	663	2.1%

Organic growth: increase in revenues at constant consolidation scope and exchange rates

Page 6 / 8

P R E S S R E L E A S E . . .

♦  Appendix 3: a selection of new clients

Food & Management Services

North America

Sears Towers (12,000 employees, food service); Dow Chemical (1,800 employees, food service); Unilever (900 employees, mailroom added to food service)

Healthcare & Seniors
PBI Regional Medical Center, NJ (223 beds, food service, environmental services); Northwest Texas Healthcare System), TX (393 beds, environmental services); Prairie Lakes Healthcare system, SD (119 beds, food service, environmental services and linen); East Ridge Retirement Village, FL, (366 beds, food service); Lutheran Care, NY (280 beds, food service); Windsor Regional Hospital. Canada (647 beds, food service) HHS Henderson General Hospital. Canada (environmental services added to food service)

Education
Southeastern Oklahoma State University, OK (3,800 students, food service), Maunu Kea Astronomy, HI ( food service), Middletown Monroe City School District, OH (7,600 students, food service)

Continental Europe

Business & Industry

Bristol Myers Squibb, France (Facility Management); RIE Les Mercuriales, France (food service); Finance Ministry, Netherlands, (1,040 employees, food service); US Steel Kosice, Slovakia, (30,000 employees, food service); Telekom Center Munich, Germany (2,500 employees, food service); Gemalto, France, (food service); Petkim, Turkey (food service).

Healthcare & Seniors
Hopital des Diaconesses, Paris, France; management contract with Groupe Suren, leader for seniors residences in France GGNet, Netherlands, (375 beds, food service).

Education
Politecnico di Torino, Italy, (20,000 students, food service); Primary schools of Perpignan, France, (food service).

United Kingdom & Ireland

Business & Industry
Everton Football Club (food service); West Yorkshire Police (food service)

Defense
North of England (Facility Management), Catterick garrison (Facility Management).

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P R E S S R E L E A S E . . .

Rest of world

Business & Industry
Altapharma Group, Brazil (Food service); Schincariol, Brazil (Food service); Ministry of Defense, Chile (Food service); Mobil, Peru, (Facility Management); Toyota, Venezuela (Facility Management); Goldman Sachs, Singapore, (Food service); Shanghai Huizhong Automotive Manufactory (5,000 people, Food service).

Healthcare and Seniors
Hopital Santa Barbara, Brazil; ( 250 beds; Food service); Shanghai N°1 Hospital Songjiang Branch (600 beds, food service).

Remote Sites
Exxon Mobil, Australia (Facility Management); BHP Billiton (Camp Construction), Australia, Alcan Gove, Australia.

Service Vouchers and Cards

•   Traditional service offerings:

Brazil: National Secretariat for Social Protection (6,900 beneficiaires, FoodPass), CNH Case New Holland (2,300 beneficiaries, FoodPass)
Mexico: Ministry of Tourism D.G.S.T. (1,300 beneficiaries, MobilityPass) Municipality of Guadalajara (3,600 beneficiaries, FoodPass)
Venezuela: Cadela –Electricity production (1,508 beneficiaries, GiftPass),
India: World Space India (520 beneficiaries RestaurantPass), Computer Associates India (100 beneficiaries, GiftPass)
China: DHL (100 beneficiaries RestaurantPass)
Romania: Metro Cash & Carry (Potential 5,000 beneficiaries RestaurantPass), Billa Romania (1,625 beneficiaries RestaurantPass)
Poland: Multibank–BRE Bank (3,780 beneficiaries, GiftPass) and PKP Polskie Linie Kolejowe – national railways (1,700 beneficiaries, GiftPass)

•   New services:

Czech Republic: CSOB Bank, Johnson & Johnson S.R.O. and Pfizer (FlexiPass)
Slovakia: ING (200 beneficiaries, VacationPass)

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: April 5, 2006	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer